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EXHIBIT 12.1

STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Earnings:
Income (loss) before income taxes	$(10,333)	$652	$2,659	$(14,512)	$(129,741)
Add: Fixed charges	1,510	8,915	10,190	10,370	13,176
Less: Capitalized interest	—	—	—	(531)	(2,245)

Earnings	$(8,823)	$9,567	$12,849	$(4,673)	$(118,810)

Fixed Charges:
Interest expensed and capitalized	$155	$8,593	$9,709	$9,677	$12,015
Estimated interest portion of rent expense	1,355	322	481	693	1,161

Fixed charges	$1,510	$8,915	$10,190	$10,370	$13,176

Ratio of earnings to fixed charges(1)	N/A	1.07	1.26	N/A	N/A

(1)
Income (loss) before income taxes for the years ended December 31, 1999, 2002 and 2003 was not sufficient to cover fixed charges by a total of approximately $10.3 million in 1999, $15.0 million in 2002 and $132.0 million in 2003. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

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  EXHIBIT 12.1
STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES